EXHIBIT 99.2

[FORDING LETTERHEAD]

For Immediate Release

Fording Information Supplement and New Proxies
Being Mailed to Shareholders

Board Recommends Shareholders Support New Arrangement
to Implement Multi-party Agreement

CALGARY — January 28, 2003 — Fording Inc. (TSE/NYSE: FDG) today announced it has begun the process of mailing a supplement to its information circular, as well as new proxies, to shareholders in preparation for a Special Meeting now scheduled for February 19, 2003.

At the meeting, Fording shareholders will vote on a New Plan of Arrangement that will convert Fording into an income trust and implement the new combination agreement, announced January 13, 2003, between Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan and Sherritt International Corporation.

The agreement builds on the previous transaction announced by Fording, Teck Cominco and Westshore with the added participation of Sherritt, OTPP, CONSOL Energy Inc. and certain of their affiliates. The completion of the transaction is subject to usual conditions including receipt of customary regulatory approvals.

     The major changes in the New Arrangement are:

•	The addition to the Fording Canadian Coal Trust of the metallurgical coal assets of Luscar (owned by Sherritt and OTPP) and CONSOL in exchange for units;

•	The sale of Fording’s Prairie Operations to generate cash for shareholders; and

•	The issuance of units to Sherritt and OTPP in exchange for significant cash payments.

“The New Arrangement marks the culmination of a several-month process to unlock value for shareholders. Throughout this process, the Board’s primary concern has been the best interests of our shareholders and, in our view, this arrangement is clearly superior to all previous proposals,” said Richard Haskayne, Chairman of Fording Inc. “The New Arrangement provides Fording shareholders with significantly more cash and a continuing interest in a larger, stronger, more globally competitive metallurgical coal producer. We believe it provides the best possible immediate benefits, and the best long-term value, for shareholders and deserves their support.”

Under the New Arrangement, shareholders will receive, in exchange for their common shares of Fording Inc.:

•	$35 in cash per share, subject to pro-ration, to a maximum of $1.05 billion; or

•	One unit per share, subject to pro-ration, to a maximum of 21.4 million units, of the Fording Canadian Coal Trust; or

•	A combination of cash and units.

•	If all shareholders elect to receive all cash or all units, pro-ration will mean each share will be exchanged for approximately $21.75 in cash and 0.379 of a unit.

In the supplement to the information circular, the Fording Board recommends shareholders vote in favour of the New Arrangement and outlines the reasons for its recommendation. They include:

•	Significantly more cash than was available under any previous proposal and, before pro-ration, more than the highest-ever trading price for Fording shares.

•	Provision of units in a Trust that is the world’s second largest exporter of metallurgical coal which, by combining the metallurgical coal operations from Fording, Teck and the Luscar/CONSOL joint ventures, will be capable of net production of 25 million tonnes annually and greatly increased sales.

•	Estimated annual synergies in excess of $75 million when fully realized through the combination of metallurgical coal assets.

•	An anticipated initial distribution for the period between closing of the transaction and March 31, 2003 of approximately $1.00 per unit including a special distribution of $0.74 per unit.

•	Estimated distributions for the final three quarters of 2003 totaling approximately $4.29 per unit, including a second special distribution of $0.74 per unit, payable in conjunction with the second quarter 2003 distribution. This estimate assumes, among other things, existing coal prices, sales volumes of 18.5 million tonnes for the nine months, a Canadian/U.S. exchange rate of $0.65, operating and capital costs based on the existing mine plans of each operation and the realization of $25 million in synergies at the partnership level. Negotiations that will establish coal prices have not been concluded for the new coal year commencing April 1, 2003.

•	Under the New Arrangement, independent governance and unitholder protections will be established at both the Trust and operating company levels.

•	The opinion of Fording’s financial advisors, RBC Capital Markets, that the New Arrangement is fair, from financial point to view, to shareholders. RBC Capital Markets has also advised that the consideration under the New Arrangement is superior to what was available under both the former Enhanced Plan of Arrangement and under the various offers from Sherritt Coal Acquisition Inc.

The Special Meeting of Fording Securityholders will be held at The Hyatt Regency Hotel Calgary, Imperial Room 5/7, 700 Centre Street South, Calgary, Alberta on Wednesday, February 19, 2003 at 2:00 p.m. (Calgary time). Proxies, being sent to shareholders with the supplement, must be received no later than 2:00 p.m. Tuesday, February 18, 2003. All other proxies, previously mailed, will not be accepted for voting at the meeting. The supplement and related documents are being filed with securities regulators in Canada and the United States and are available at www.fording.ca.

The creation of the Fording Canadian Coal Trust will bring together Canada’s senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world’s second largest producer of high quality metallurgical coal for export and the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in Fording’s public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

SEDAR: 00016654E

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222